N E W S R E L E A S E

May 10, 2006

NEVSUN ANNOUNCES CDN$10 MILLION PRIVATE PLACEMENT

Nevsun Resources Ltd. (NSU-TSX and AMEX) (“Nevsun”) is pleased to announce that it has agreed to sell to an investor by way of a non-brokered private placement 2,500,000 common shares at a price of $4.00 per share.  The proceeds from the private placement will be used for working capital.

The private placement is scheduled to close on or about May 12, 2006 subject to receipt of all required stock exchange approvals.

Forward Looking Statements:  The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements.  Factors that could cause such differences include:  changes in world commodity markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry.  Forward-looking statements in this release include statements regarding future dates and plans for proceeds.  Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer NSU06-12.doc	For further information, Contact: Judy Baker (604) 623-4704 or (416) 786-7860 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com